

November 14, 2024

Shalabh Gupta, M.D.
Chief Executive Officer
Unicycive Therapeutics, Inc.
4300 El Camino Real, Suite 210
Los Altos, CA 94022

> **Re: Unicycive Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2024**
> **File No. 333-283210**

Dear Shalabh Gupta M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey J. Fessler, Esq.